

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2018

Michael P. Mason
Vice President of Finance and Treasurer
Alnylam Pharmaceuticals, Inc.
300 Third Street
Cambridge, MA 02142

      **Re: ALNYLAM PHARMACEUTICALS, INC.**
         **Form 10-K for the Fiscal Year Ended December 31, 2016**
         **Filed February 15, 2017**
         **File No. 001-36407**

Dear Mr. Mason:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                     Division of Corporation Finance
                                     Office of Healthcare & Insurance